Exhibit (a)(5)(F)

H. Lundbeck A/S Ottiliavej 9 DK-2500 Valby, Copenhagen CVR number: 56759913	Tel +45 36 30 13 11 Fax +45 36 43 82 62	E-mail investor@lundbeck.com www.lundbeck.com

Corporate Release

Lundbeck successfully completes tender offer for Chelsea Therapeutics

•	Merger expected to close today, 62.5% of outstanding shares tendered and Notices of Guaranteed Delivery delivered for 16.1% of outstanding shares
•	By acquiring Chelsea Therapeutics, Lundbeck gains the rights to Chelsea Therapeutics' recently FDA-approved product, NORTHERA™ (droxidopa), which is expected to be launched later in 2014
•	NORTHERA is an orphan neurology opportunity with strong commercial and strategic fit with Lundbeck's existing U.S. neurology franchise
•	The transaction is expected to be cash accretive to Lundbeck in 2015 and earnings accretive in 2016

Valby, Denmark, 23 June 2014 - H. Lundbeck A/S (Lundbeck) today announced the completion of the tender offer by its wholly owned indirect subsidiary, Charlie Acquisition Corp., to purchase all of the outstanding shares of Chelsea Therapeutics International, Ltd. (NASDAQ: CHTP) (Chelsea) common stock for USD 6.44 per share in cash and non-transferable contingent value rights (CVRs) that may pay up to an additional USD 1.50 per share upon achievement of certain sales milestones, in each case without interest and subject to any required withholding of taxes. The tender offer expired at 12:00 midnight, New York City time, on 20 June 2014, and was not extended.

Computershare Trust Company, N.A., the depositary for the tender offer, has advised that as of the expiration of the tender offer, 49,436,852 shares of Chelsea common stock had been validly tendered and not validly withdrawn pursuant to the tender offer, representing approximately 62.5% of the outstanding shares of Chelsea common stock. In addition, Notices of Guaranteed Delivery were delivered for 12,775,214 shares of Chelsea common stock, representing approximately 16.1% of the outstanding shares of Chelsea common stock.

The condition to the tender offer that a majority of Chelsea’ outstanding shares on a fully diluted basis (excluding shares delivered pursuant to Notices of Guaranteed Delivery) be validly tendered and not validly withdrawn and all other conditions to the tender offer have been satisfied. Accordingly, Charlie Acquisition Corp. has accepted for payment and will promptly pay the depositary for all validly tendered shares.

Lundbeck expects to complete the acquisition of Chelsea during the day of 23 June 2014 through a merger under Section 251(h) of the General Corporation Law of the State of Delaware. Subject to perfected appraisal rights, all remaining shares of Chelsea common stock not tendered into the tender offer and not owned by Lundbeck, Charlie Acquisition Corp. or Chelsea (or by any direct or indirect wholly-owned subsidiary of Lundbeck, Charlie Acquisition Corp. or Chelsea) will be cancelled in the merger and converted into the right to receive USD 6.44 per share in cash and CVRs that may pay up to an additional USD 1.50 per share upon achievement of certain sales milestones, in each case without interest and subject to any required withholding of taxes, which is the same consideration that was paid in the tender offer. Following completion of the merger, shares of Chelsea common stock will no longer be listed on the NASDAQ Capital Market.

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The transaction will allow Lundbeck to leverage its expertise in rare neurologic disorders in the U.S. through the upcoming launch of NORTHERA, which was approved by the FDA on 18 February 2014 for the treatment of symptomatic neurogenic orthostatic hypotension (NOH). NORTHERA is the first and only therapy approved by the FDA that demonstrates symptomatic benefit in adult patients with NOH caused by primary autonomic failure. NORTHERA is expected to be launched in the second half of 2014 and will strengthen Lundbeck’s existing neurology franchise in the U.S., which currently includes three therapies for patients with rare disorders. NORTHERA is expected to achieve annual revenues at peak of more than DKK 2 billion in the U.S. by 2020.

Financial guidance
While the transaction is not expected to have a material positive impact on revenue in 2014, it is expected to be dilutive to both cash flow and EBIT for the year, and cash flow accretive in 2015. The expected impact on Lundbeck’s profitability in 2014 will to some extent depend on the timing of the launch of NORTHERA due in the second half of 2014. Lundbeck currently expects to incur incremental costs of up to DKK 500 million related to the acquisition of Chelsea in 2014.

Financial forecast 2014
DKK billion	2013 actual	“Previous” 2014 forecast	New revised 2014 forecast
Revenue	15.3	~13.5	~13.5
EBIT	1.6	0.5-1.0	0.0-0.5

Core EBIT	2.3	1.2-1.7	0.9-1.4

Lundbeck contacts
Investors:	Media:

Palle Holm Olesen	Mads Kronborg
Vice President, Investor Relations	Director, Media Relations
PALO@lundbeck.com	MAVK@lundbeck.com
+45 36 43 24 26	+45 36 43 30 00

Jens Høyer
Specialist, Investor Relations
JSHR@lundbeck.com
+45 36 43 33 86

About Lundbeck
H. Lundbeck A/S (LUN.CO, LUN DC, HLUYY) is a global pharmaceutical company specialized in brain diseases. For more than 50 years, we have been at the forefront of research within neuroscience. Our development and distribution of pioneering treatments continues to make a difference to people living with brain diseases. Our key areas of focus are alcohol dependence, Alzheimer’s disease, depression/anxiety, epilepsy, Huntington’s disease, Parkinson’s disease, schizophrenia and stroke.

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Our approximately 6,000 employees in 57 countries are engaged in the entire value chain throughout research, development, production, marketing and sales, and are committed to improving the quality of life of people living with brain diseases. Our pipeline consists of several late-stage development programs and our products are available in more 100 countries. We have research centers in China, Denmark and the United States, and production facilities in China, Denmark, France, Italy and Mexico. Lundbeck generated revenue of DKK 15.3 billion in 2013 (EUR 2.0 billion; USD 2.7 billion).

Lundbeck’s shares are listed on the stock exchange in Copenhagen under the symbol ”LUN”. Lundbeck has a sponsored Level 1 ADR program listed in the US (OTC) under the symbol ”HLUYY”. For additional information, we encourage you to visit our corporate site www.lundbeck.com.

Safe Harbor/Forward-Looking Statements
The above information contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, product approvals and financial performance.

Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions. This may cause actual results to differ materially from expectations and it may cause any or all of our forward-looking statements here or in other publications to be wrong. Factors that may affect future results include interest rate and currency exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Lundbeck's products, introduction of competing products, Lundbeck's ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, unexpected growth in costs and expenses, the possibility that the expected benefits of the acquisition of Chelsea may not materialize as expected, the impact of the current economic environment, fluctuations in operating results, market acceptance of NORTHERA, and other risks that are described in Chelsea’s Annual Report on Form 10-K for the year ended December 31, 2013 and Chelsea’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014. Lundbeck undertakes no obligation to update these forward-looking statements except to the extent otherwise required by law.

Certain assumptions made by Lundbeck are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with product that is prescribed for unapproved uses, are made taking into account past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the United States, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Lundbeck, promotion of unapproved uses is strictly prohibited.

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